Mail Stop 3561
								July 13, 2005

Marvin G. Kiser, Sr.
Vice President of Finance
McRae Industries, Inc.
400 North Main Street
Mount Gilead, North Carolina  27306

Re:	McRae Industries, Inc.
	Schedule 13E-3
	Filed June 10, 2005
	File No. 5-34909
      Preliminary Proxy Statement on Schedule 14A
      Filed June 10, 2005
	File No. 1-8578

Dear Mr. Kiser:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3
1. We note that D. Gary McRae and James W. McRae are officers and directors who hold approximately 40% beneficial ownership of your Class A shares and in excess of 50% of your Class B shares. We also note that on June 9, 2005, investment funds that the McRae`s control converted Class B shares into Class A shares totaling approximately
10% of the Class A voting power. We further note that approval of the transaction requires the affirmative vote of each common stock class voting separately. Please provide us with your analysis as to whether the McRae`s are affiliated persons engaged in the transaction requiring that they should be identified as persons filing the
Schedule 13E-3. See Section II.D.3 of the staff`s Current Issues Outline dated November 14, 2000 for a discussion of our views as to
Schedule 13E-3 filing obligations of affiliates engaged in a going private transaction. To the extent that additional filing persons are added to the Schedule 13E-3, please revise the document to be disseminated to stockholders to include the disclosure required by
Schedule 13E-3 for each filing person. In addition, to the extent they apply, please address the comments below as to each new filing person.

Schedule 14A

Letter to Stockholders
Introduction
2. Please revise your letter to stockholders to more clearly convey that Proposal 1 contemplates a reverse and forward stock split of Class A and Class B common stock. Similarly, indicate in the introduction that the board of directors is soliciting proxies for Class A and Class B common stock.

Summary Term Sheet, page 1
Recommendations of the Special Committee and the Board of
Directors,
page 4
3. We note your definition of "affiliated stockholder" and
"unaffiliated stockholder."   Please tell us what consideration
you
have given to whether Branch Banking & Trust Co. is an affiliated stockholder as a result of its greater-than-10% share ownership.

Conditions to Completion of the Transaction, page 4
4. We note that the board of directors reserves the right to defer or abandon the transaction even if it is approved by stockholders. Please revise your disclosure to briefly discuss the circumstances under which the board of directors may decide to defer or abandon the transaction.

Questions and Answers about the Special Meeting and Transaction, page
7
5. It appears that your Questions and Answers section repeats a great deal of information from the Summary Term Sheet. Please revise to eliminate unnecessary repetition. In particular, we suggest you limit the Questions and Answers section to procedural matters relating to the meeting.

What if I hold shares in street name?, page 10
6. You indicate here and throughout the document that you "will offer
to treat stockholders holding common stock in `street name`
through a
nominee (such as a bank or broker) in substantially the same manner
as stockholders whose shares are registered in their names."  In this
regard, you advise stockholders to contact their broker, bank or nominee. This disclosure is unclear. Please clarify the significance of your "offer to treat" beneficial holders as record holders and what discretion their bank or broker may have in the ultimate outcome. Also, please disclose what, if any, actions stockholders may take to be certain of the manner in which their shares will be treated. For example, can they convert their share so that they hold them of record rather than in street name?  Can they
purchase additional shares, dispose of shares or change their ownership structure to be certain they either remain stockholders or
are cashed out?   In this regard, it does not appear that you have
provided all possible outcomes in the discussion in your Question
&
Answer section on pages 11-12. For example, if the bank or broker has discretion in determining whether to carry out the splits at the beneficial ownership level, then it appears that even stockholders who have fewer than 200 shares could remain stockholders after the reverse split.
Recommendation of the Board of Directors, page 15
7. Because this transaction affects subsets of unaffiliated stockholders differently, Rule 13e-3 requires a separate fairness determination for each group of unaffiliated stockholders. See Question & Answer No. 19 in Exchange Act Release No. 17719 (April 13,
1981). Please expand to address why each filing person believes this transaction is fair to those unaffiliated stockholders who will be cashed out as well as those who will remain as stockholders. It also appears you should do so with respect to each class of securities.

Summary Financial Information, page 16
8. According to your financial statements, you currently have outstanding notes payable to banks. Please revise to disclose the ratio of earnings to fixed charges in a manner consistent with Item
503(d) of Regulation S-K.  See Item 1010(c)(4) of Regulation M-A.

Special Factors, page 19
9. We note that four sections appear between the Summary Term
Sheet
section and the Special Factors section. Please revise so that your
Special Factors section appears more closely in front of the document. See Rule 13e-3(e)(1)(ii).

Background of the Transaction, page 19
10. Please more clearly identify who initiated and participated in the going private process and describe the context and nature of each material action. Please also revise to more clearly identify each person in attendance at each meaning. Where you state that "management" performed certain tasks or attended meetings, please identify the members of management to which you refer.
11. Please revise to more clearly discuss why management chose to engage in a going private transaction at this time.
12. Please refer to the fourth paragraph on page 20. Please revise to disclose the criteria used to determine the ultimate consideration, including an explanation of how the board derived the premium. Did the board consider providing different consideration for each class of common stock? If not, please explain.

Recommendation of the Special Committee, page 24
13. The factors considered in determining fairness must be
explained
in enough detail for stockholders to understand them. As such, please revise to avoid conclusory statements or listing of generalized areas of consideration, such as "our historic earnings
..
.. . and the relevance of historic earnings to future prospects[.]"
14. Please revise to include discussions of procedural fairness that separately address each applicable factor within 1014 of Regulation
M-A. For instance, clarify how the board of directors reached the conclusion that the transaction is procedurally fair in the absence of the procedural safeguard set forth in Item 1014(c) of Regulation
M-A.  See also prior comment 7.

Recommendation of the Board of Directors, page 26
15. If the filing person relied on the analysis of another, such as the special committee, it must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis in order to fulfill its disclosure obligation. It appears that the board has done so based on its disclosure on page 27. In this regard, note that the special committee has not addressed liquidation value of the company. See Instruction 2(v) to Item 1014 of Regulation M-A. If it did not consider liquidation value relevant to its determination, the board should state that and explain why the factor was not deemed important or relevant. See Question & Answer
No. 20 in Exchange Act Release No. 17719.
16. Please revise to discuss whether the board of directors considered any different factors with regard to the two categories of unaffiliated stockholders. That is, did any factors support the determination with regard to the stockholders being cashed out but not those that were remaining?

Opinion of Financial Advisor, page 27
17. Please revise to provide a more clear and concise discussion of
the analyses Oxford Advisors performed. For each analysis, expand your disclosure to provide a complete discussion of the statistical findings, including how Oxford determined the multiples in each analysis, the assumptions made under each method and the basis for choosing the companies and transactions that are a part of the
comparison, as applicable.   Present the range of implied equity
value and implied price per share under each method, as applicable.
Also, disclose the meaning and significance of each analysis and draw a conclusion between the results of the analysis versus the specific consideration offered in the transaction. Generally, provide disclosure in understandable terms that clearly explains upon what the financial advisor is opining.
18. We note that Oxford Advisors "reviewed and discussed business prospects and financial outlook of the Company with representatives of the senior management of the Company[.]" Tell us whether management or the board of directors provided the financial advisor with projections. If so, disclose the projections and all material assumptions underlying the projections.
19. It does not appear that Oxford differentiated between the fair value of Class A common stock and Class B common stock. In light of their differing market prices and rights, please explain why Oxford treated both classes of common stock in the same manner for the purposes of determining that the transaction is fair to the unaffiliated stockholders. Also revise to clarify what consideration the board gave to the fact that Oxford did not distinguish between the two classes of stock.

Different Effects on Affiliated and Unaffiliated Stockholders,
page
31
20. Please confirm that the officers and directors will not receive any compensation or benefits as a result of the transaction other than the disclosure that appears in the first paragraph here. For example, will the compensation to be received by your officers and directors increase as a result of this transaction? Will there be any material alterations to the existing executive agreements that will be favorable to your executive officers as a result of this transaction? To the extent that there are material differences between the interests of your affiliated and unaffiliated stockholders in this transaction, please prominently disclose a summary of the interests and potential conflicts of interests of affiliates in the Summary Term Sheet.


Security Ownership of Principal Stockholders, page 40
21. We note that, according to recently filed Schedule 13-D amendments, D. Gary McRae, James W. McRae, McRae A Investment and McRae B Investment altered their beneficial ownership of Class A and
Class B common stock on June 9, 2005. Please accordingly revise your table here, which states it reflects beneficial ownership as of June
9, 2005.

Appendix A
Appendix B
Form of Proxy Card
22. We note that you have attached two different amendments to your certificate of incorporation. Please tell us whether state law or your governing instruments dictate that each change requires shareholder approval. Rule 14a-4(b)(1) requires you to identify on the proxy card each matter to be voted on. In this regard, please tell us what consideration was given to the need to unbundle Proposal
1 to include two separate proposals, one representing the reverse stock split and one representing the forward stock split? See the September 2004 interim supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations, available at www.sec.gov.

* * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, David Mittelman, Legal Branch Chief at (202) 551-3214 or me at
(202) 551-3720 with any other questions.



      Sincerely,



	H. Christopher Owings
      Assistant Director



cc:	Mark R. Busch, Esq.
	Via Fax (704) 353-3140
??

??

??

??

Marvin G. Kiser, Sr.
McRae Industries, Inc.
July 13, 2005
Page 1